                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549


                                    FORM 11-K
                                  ANNUAL REPORT


                          Pursuant to Section 15(d) of
                       The Securities Exchange Act of 1934


                   For the fiscal year ended December 31, 1998



A.   Full Title of the Plan:

                  The LaBarge, Inc. Employees Savings Plan



B. Name of the issuer of securities held pursuant to the Plan and the address of its principal executive offices:


                  LaBarge, Inc.
                  9900A Clayton Road
                  St. Louis, MO 63124




This filing has a total of 20 pages.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the LaBarge, Inc. Employees Savings Plan Administrative Committee has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.


                                        THE LABARGE, INC. EMPLOYEES SAVINGS PLAN



                                        By: /s/ William J. Maender
                                            ____________________________________
                                            William J. Maender
                                            Chairman, Administrative Committee






Date:    6/29/99

                              REQUIRED INFORMATION




     Financial Statements.


     Exhibits.


23.       Consent of KPMG LLP.

                      LABARGE, INC. EMPLOYEES SAVINGS PLAN

                       Financial Statements and Schedules

                           December 31, 1998 and 1997

                  (With Independent Auditors' Report Thereon)

                      LABARGE, INC. EMPLOYEES SAVINGS PLAN

                                TABLE OF CONTENTS

                                                                                                  PAGE

TABLE OF CONTENTS:
Independent Auditors' Report                                                                      1
Financial Statements:
Statement of Net Assets Available for Plan Benefits,
With Fund Information, December 31, 1998                                                          2
Statement of Net Assets Available for Plan Benefits,
With Fund Information, December 31, 1997                                                          3
Statement of Changes in Net Assets Available for Plan Benefits,
With Fund Information, Year ended December 31, 1998                                               4
Statement of Changes in Net Assets Available for Plan Benefits,
With Fund Information, Year ended December 31, 1997                                               5
Notes to Financial Statements                                                                  6-11
                                                                                SCHEDULES
  Line 27a:
Schedule of Assets Held for Investment Purposes, December 31, 1998                  1            12
Schedule of Assets Which Were Both Acquired and Disposed of
Within the Plan Year                                                                              *
  Line 27b - Schedule of Loans or Fixed Income Obligations                                        *
  Line 27c - Schedule of Leases in Default or Classified as Uncollectible                         *
  Line 27d - Schedule of Reportable Transactions, Year ended December 31, 1998      2            13
  Line 27e - Schedule of Nonexempt Transactions                                                   *


   * There were no assets held for investment purposes which were both acquired and disposed of and no nonexempt transactions with parties-in-interest within the plan year ended December 31, 1998 which require separate disclosure. Additionally, there were no loans or fixed income obligations and no leases in default or classified as uncollectible at December 31, 1998.


DEFINITIONS:


    Plan                -    LaBarge, Inc. Employees Savings Plan

    Trustee             -    A. G. Edwards Trust Company

    ERISA               -    Employee Retirement Income Security Act of 1974

    Company             -    LaBarge, Inc.

    Plan Administrator  -    LaBarge, Inc. Plan Administration Committee

   KPMG
   10 South Broadway
   Suite 900
   St. Louis MO 63102-1761


                          INDEPENDENT AUDITORS' REPORT


   Plan Administration Committee
   LaBarge, Inc. Employees Savings Plan

   We have audited the accompanying statements of net assets available for plan benefits, with fund information, of the LaBarge, Inc. Employees Savings Plan as of December 31, 1998 and 1997 and the related statements of changes in net assets available for plan benefits, with fund information, for the years then ended. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the LaBarge, Inc. Employees Savings Plan as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

   Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information in Schedules 1 and 2 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the ERISA. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                        /s/ KPMG LLP
                                        __________________________________
                                        KPMG LLP

   May 21, 1999

                      LABARGE, INC. EMPLOYEES SAVINGS PLAN
   Statement of Net Assets Available for Plan Benefits, With Fund Information
                                December 31, 1998




                                                                                                     LABARGE
                                             EQUITY                           MONEY   INTERMEDIATE   COMMON
                                             INDEX      GROWTH    BALANCED   MARKET       BOND        STOCK     LOAN
                                              FUND       FUND       FUND      FUND        FUND        FUND      FUND      TOTAL
                                           ----------  ---------  ---------  -------  ------------  ---------  -------  ----------
Assets:
     Investments:
          Registered investment
           company shares                  $3,859,642  2,980,053  1,937,398       --       709,080         --       --   9,486,173
          Money market accounts                    --         --         --  617,543            --        947       --     618,490
          LaBarge, Inc. common stock               --         --         --       --            --  2,373,423       --   2,373,423
          Loans to participants                    --         --         --       --            --         --  698,153     698,153
                                           ----------  ---------  ---------  -------  ------------  ---------  -------  ----------
                     Total investments      3,859,642  2,980,053  1,937,398  617,543       709,080  2,374,370  698,153  13,176,239
     Receivables:
          Employer contributions                   --         --         --       --            --     65,559       --      65,559
          Participant contributions            39,875     31,262     14,500    5,760         5,915      3,025       --     100,337
          Participant loans                    21,523     26,462      5,082    1,234         1,803        553       --      56,657
          Interest and dividends                   19         13          7    2,787             4         17       --       2,847
                                           ----------  ---------  ---------  -------  ------------  ---------  -------  ----------
                     Net assets available
                        for plan benefits  $3,921,059  3,037,790  1,956,987  627,324       716,802  2,443,524  698,153  13,401,639
                                           ==========  =========  =========  =======  ============  =========  =======  ==========

See accompanying notes to financial statements.

                      LABARGE, INC. EMPLOYEES SAVINGS PLAN
   Statement of Net Assets Available for Plan Benefits, With Fund Information
                                December 31, 1997




                                                                                                     LABARGE
                                           AGGRESSIVE                         MONEY   INTERMEDIATE   COMMON
                                             GROWTH     GROWTH    BALANCED   MARKET       BOND        STOCK     LOAN
                                              FUND       FUND       FUND      FUND        FUND        FUND      FUND      TOTAL
                                           ----------  ---------  ---------  -------  ------------  ---------  -------  ----------
Assets:
     Investments:
          Registered investment
            company shares                 $2,926,283  2,109,804  1,927,851       --       828,240         --       --   7,792,178
          Money market accounts                    14         30         21  944,757           708      2,267       --     947,797
          LaBarge, Inc. common stock               --         --         --       --            --  3,644,775       --   3,644,775
          Loans to participants                    --         --         --       --            --         --  594,675     594,675
                                           ----------  ---------  ---------  -------  ------------  ---------  -------  ----------
                     Total investments      2,926,297  2,109,834  1,927,872  944,757       828,948  3,647,042  594,675  12,979,425
     Receivables:
          Employer contributions                   --         --         --      980            --     52,881       --      53,861
          Participant contributions            38,265     22,555     14,368    7,507         7,438      2,342       --      92,475
          Participant loans                     5,448      5,135      4,858    1,241         2,919      1,196       --      20,797
          Interest and dividends                   39         26         17    4,659         4,315         14       --       9,070
                                           ----------  ---------  ---------  -------  ------------  ---------  -------  ----------
                     Net assets available
                     for plan benefits     $2,970,049  2,137,550  1,947,115  959,144       843,620  3,703,475  594,675  13,155,628
                                           ==========  =========  =========  =======  ============  =========  =======  ==========

See accompanying notes to financial statements.

                      LABARGE, INC. EMPLOYEES SAVINGS PLAN
         Statement of Changes in Net Assets Available for Plan Benefits,
                             With Fund Information
                          Year ended December 31, 1998




                                                                                                               LABARGE
                                AGGRESSIVE   EQUITY                            MONEY   INTERMEDIATE   COMMON
                                  GROWTH      INDEX      GROWTH    BALANCED   MARKET       BOND        STOCK      LOAN
                                   FUND        FUND       FUND       FUND      FUND        FUND        FUND       FUND      TOTAL
                                ----------- ---------- ---------- ---------- --------- ------------ ----------- -------- -----------
Investment income (loss):
Interest and dividends          $      719     20,402     19,882     51,758    41,949       50,470         819   62,512     248,511
Net appreciation (depreciation)
in fair market value of
Investments                        417,471    361,566    527,642    148,510        --        3,610  (1,283,546)      --     175,253
                                ----------  ---------  ---------  ---------  --------  -----------  ----------  -------  ----------
Total investment income (loss)     418,190    381,968    547,524    200,268    41,949       54,080  (1,282,727)  62,512     423,764

Participant contributions          217,402    233,241    329,178    161,654    61,186       71,781      28,570       --   1,103,012
Employer contributions                  --         --         --         --        --           --     256,178       --     256,178
Participant distributions         (304,018)  (153,307)  (161,729)  (108,162) (381,425)     (95,052)   (262,646) (55,170) (1,521,509)
Administrative expenses             (3,990)    (5,304)    (4,633)       324     2,942       (1,726)     (3,047)      --     (15,434)
Interfund transfers             (3,297,633) 3,464,461    189,900   (244,212)  (56,472)    (155,901)      3,721   96,136          --
                                ----------  ---------  ---------  ---------  --------  -----------  ----------  -------  ----------
Increase (decrease) in net
assets available for plan
benefits                        (2,970,049) 3,921,059    900,240      9,872  (331,820)    (126,818) (1,259,951) 103,478     246,011
Net assets available for
plan benefits: Beginning
of year                          2,970,049         --  2,137,550  1,947,115   959,144      843,620   3,703,475  594,675  13,155,628
                                ----------  ---------  ---------  ---------  --------  -----------  ----------  -------  ----------
End of year                     $       --  3,921,059  3,037,790  1,956,987   627,324      716,802   2,443,524  698,153  13,401,639
                                ==========  =========  =========  =========  ========  ===========  ==========  =======  ==========

See accompanying notes to financial statements.

                      LABARGE, INC. EMPLOYEES SAVINGS PLAN
        Statement of Changes in Net Assets Available for Plan Benefits,
                             With Fund Information
                          Year ended December 31, 1997




                                                                                                    LABARGE
                                     AGGRESSIVE                            MONEY    INTERMEDIATE    COMMON
                                       GROWTH       GROWTH     BALANCED    MARKET       BOND        STOCK       LOAN
                                        FUND         FUND        FUND       FUND        FUND         FUND        FUND       TOTAL
                                     -----------  ----------  ----------  --------  ------------  -----------  --------  -----------
Investment income (loss):
Interest and dividends               $  124,971      21,972      42,555    52,064        45,098          780     49,238     336,678
Net appreciation (depreciation)
in fair market value of
investments                             202,838     419,608     267,915        --         3,106   (1,651,644)        --    (758,177)
                                     ----------   ---------   ---------   -------   -----------   ----------   --------  ----------
Total investment income
(loss)                                  327,809     441,580     310,470    52,064        48,204   (1,650,864)    49,238    (421,499)
Participant contributions               351,346     208,307     143,707    67,807        88,148       19,937         --     879,252
Employer contributions                       --          --          --        --            --      195,730         --     195,730
Participant distributions              (121,558)    (24,357)    (46,787)  (51,860)      (23,533)    (148,970)  (49,757)    (466,822)
Administrative expenses                 (10,474)     (5,209)     (1,518)      691        (3,139)      (7,181)        --     (26,830)
Interfund transfers                    (115,188)     44,404      (1,782)   (5,394)       (5,278)      10,069     73,169          --
                                     ----------   ---------   ---------   -------   -----------   ----------   --------  ----------
Increase (decrease) in net assets
available for plan benefits             431,935     664,725     404,090    63,308       104,402   (1,581,279)    72,650     159,831
Net assets available for plan
benefits: Beginning of year           2,538,114   1,472,825   1,543,025   895,836       739,218    5,284,754    522,025  12,995,797
                                     ----------   ---------   ---------   -------   -----------   ----------   --------  ----------
End of year                          $2,970,049   2,137,550   1,947,115   959,144       843,620    3,703,475    594,675  13,155,628
                                     ==========   =========   =========   =======   ===========   ==========   ========  ==========


See accompanying notes to financial statements.

(1)  DESCRIPTION OF THE PLAN

     The following description of the Plan provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

     (a)  GENERAL

         The Plan is a defined contribution plan sponsored by the Company covering substantially all employees with 60 days of service and is subject to the provisions of ERISA.

     (b)  CONTRIBUTIONS

         Employees may elect to contribute, on a pre-tax basis, up to 15% of covered compensation in various investment funds of the Plan. The Company contributes an amount equal to 50% of the first $25 per month of employee contributions plus 25% of the employee contribution in excess of $25. The Company provides matching contributions in an amount not to exceed 8% of the participant's compensation. Each year the Company may also, at its option, contribute an additional discretionary amount as determined by the Company's Board of Directors as a profit-sharing contribution. There were no discretionary profit-sharing contributions for 1998 or 1997.

     (c)  PARTICIPANTS' ACCOUNTS

         Each participant account is credited with the participant's contribution, the Company's matching contribution, and an allocation of the Company's discretionary profit-sharing contribution and fund earnings net of administrative charges. Allocations are based upon covered compensation or account balances as defined in the plan agreement.

         Participants may transfer amounts between funds on quarterly enrollment dates throughout the year. The Plan Administrator will record these transfers in the participant's account and direct the Trustee to reinvest the amounts to reflect these changes. Money market accounts are maintained for each fund to provide for short-term investments while transfers are in process. At year-end, the investments are presented net of any transfers in process as directed by the participants.

         A participant's interest in transfers and trading activity in the LaBarge Common Stock Fund is based on a weighted average formula which considers the fair market value of the stock (traded on the American Stock Exchange) for each of 20 consecutive trading dates immediately preceding the valuation date.

                                                                     (Continued)

                      LABARGE INC. EMPLOYEES SAVINGS PLAN
                         Notes to Financial Statements
                           December 31, 1998 and 1997


     (d)  VESTING

         Participants are immediately vested in their contributions plus any earnings thereon. Participants are fully vested with respect to a calendar quarter employer matching contribution if that participant is employed by the Company on the last day of such calendar quarter.
         Upon a participant's attainment of his/her normal retirement date (65th birthday), or upon death or total disability, his/her entire account balance as of the most recent valuation date will become 100% vested. In the event a participant terminates employment, vesting in the Company's profit-sharing contribution allocated to the participant's account is 100% after five full years of continuous service.

     (e)  LOANS TO PARTICIPANTS

         Participants are allowed to transfer portions of their account balances into the Loan Fund and borrow from the Loan Fund at the prevailing market rate (prime plus .5%). Loans will be limited to the lesser of (i) 50% of a participant's vested plan account balance as of the last day of the calendar quarter for which the loan is being made, or (ii) $50,000. Loans to participants include interest-bearing promissory notes at rates from 6.5% to 9.5% with final due dates through October 2003.

     (f)  PAYMENT OF BENEFITS

         Upon termination or retirement of service, a participant's account is distributed in the form of a lump-sum payment or installment payments over a period of time. Distributions are made as soon as practical after the close of the plan quarter in which the termination of employment occurs or is deferred until age 70-1/2 at the participant's election.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)  BASIS OF PRESENTATION

         The accompanying financial statements of the Plan have been prepared on the accrual basis and present the net assets available for plan benefits and changes in those net assets.

     (b)  INVESTMENTS

         Participants may elect to have a portion of their account balances invested in the following separate investment funds within the Plan:

         o Aggressive Growth Fund, which shall have as its principal objective long-term growth by investing primarily in medium-sized and smaller growth companies;

         o Equity Index Fund, which shall have at its principal objective long-term capital growth by investing in the same stocks and in substantially the same percentage as the S&P 500 Composite Stock Price Index;

         o Growth Fund, which shall have as its principal objective long-term growth by investing in stocks of companies that are undervalued relative to the stock market as a whole;

                                                                     (Continued)

                      LABARGE INC. EMPLOYEES SAVINGS PLAN
                         Notes to Financial Statements
                           December 31, 1998 and 1997



         o Balanced Fund, which shall have as its principal objective conservation of principal, current income, and long-term growth of principal and income by investing in stocks and fixed income securities;

         o Money Market Fund, which shall have as its principal objective the preservation of principal and the earning of interest at rates prevailing on short-term fixed income investments;

         o Intermediate Bond Fund, which shall have as its principal objective the preservation of principal and the production of income by investing in government securities and high-quality corporate bonds;

         o LaBarge Common Stock Fund, which shall be exclusively invested in common stock of the Company; and

         o Loan Fund, which shall account for all principal and interest outstanding on loans to plan participants.

         Effective April 1, 1998, the Aggressive Growth Fund was eliminated from the investment funds in which participants could elect to invest their account balances. All assets within the Aggressive Growth Fund were transferred to the Equity Index Fund as of April 1, 1998.

         The Aggressive Growth Fund, Equity Index Fund, Growth Fund, Balanced Fund, and Intermediate Bond Fund (all investing in registered investment company shares), and the LaBarge Common Stock Fund are stated at fair market value. The fair market value of the Company's common stock is determined based on the quoted market value of the stock on the last day of trading for the period. The Money Market Fund (trust prime money market account) is valued at cost plus interest, which approximates net realizable value. The appreciation (depreciation) in fair market value of investments of the Plan represents the change in the difference between market value and cost of the investments during the year and realized gain or losses on the sale of investments based upon their historical cost on a specific identification basis.

         Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis.

     (c)  TRUST FUND MANAGED BY THE TRUSTEE

         Under the terms of a trust agreement, the Trustee manages a trust fund on behalf of the Plan. The investments and changes therein of this trust fund have been reported to the Plan by the Trustee.

     (d)  ADMINISTRATIVE CHARGES

         The Plan gives the Company the option of paying all administrative expenses or charging them to the Plan. All expenses incidental to the operation and management of the Plan have been charged to the Plan and paid with plan assets.


                                                                     (Continued)

                      LABARGE INC. EMPLOYEES SAVINGS PLAN
                         Notes to Financial Statements
                           December 31, 1998 and 1997



     (e)  BENEFITS PAID TO PARTICIPANTS

         Benefits are recorded when paid.

     (f)  USE OF ESTIMATES

         Certain amounts included in the financial statements are estimated based on currently available information and the Plan Administrator's judgment as to the outcome of future conditions and circumstances. While every effort is made to ensure the integrity of such estimates, including the use of third-party specialists where appropriate, actual results could differ from these estimates.

(3)  PLAN AMENDMENT

     The Plan was amended effective January 1, 1998 to change the employee eligibility requirements from the completion of one year of service to sixty consecutive days of service with the Company.

(4)  TAX STATUS

     The Plan Administrator has received a favorable determination letter dated April 8, 1994 from the Internal Revenue Service which indicates that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and, therefore, are exempt from federal income taxes. The Plan has been subsequently amended. In the opinion of the Plan Administrator, such amendments do not affect the tax status of the Plan.

(5)  PLAN TERMINATION

     Although it has not expressed an intent to do so, the Company has the right under the provisions of the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested.

(6)  RELATED-PARTY TRANSACTIONS

     On various dates during 1998, the Plan purchased 61,850 shares of the Company's common stock at fair market value at prices ranging from $3.3125 to $4.50 per share for investment in the Plan's LaBarge Common Stock Fund.

     On various dates during 1998, the Plan sold 3,405 shares of the Company's common stock at fair market value at prices ranging from $3.875 to $4.375 per share of the Plan's LaBarge Common Stock Fund.

     The market value of the investment in the LaBarge Common Stock Fund was valued at $2.688 and $4.063 per share at December 31, 1998 and 1997, respectively.

                                                                     (Continued)

(7)  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                                            DECEMBER 31,
                                                                          1998          1997
                                                                     --------------  ----------
Net assets available for plan benefits per the financial statements      13,401,639  13,155,628
Amounts allocated to withdrawing participants                               702,160     519,673
                                                                     --------------  ----------
Net assets available for plan benefits per the Form 5500                $12,699,479  12,635,955
                                                                     ==============  ==========

     The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                  YEAR ENDED DECEMBER 31,
                                                                    1998           1997
                                                                 ----------      -------
Distributions to participants per the financial statements       $1,521,509      466,822
Add amounts allocated to withdrawing participants at
end of year                                                         702,160      519,673
Less amounts allocated to withdrawing participants at
beginning of year                                                   519,673           --
                                                                 ----------      -------
Benefits paid to participants per the Form 5500                  $1,703,996      986,495
                                                                 ==========      =======

     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payments prior to December 31 but not yet paid as of that date.

                      LABARGE, INC. EMPLOYEES SAVINGS PLAN
                         Notes to Financial Statements
                           December 31, 1998 and 1997



(8)  INVESTMENTS

     Investments of the Plan are comprised of the following:

     Investments that represent 5% or more of the Plan's net assets are separately identified.

                                                                        DECEMBER 31,
                                                                      1998          1997
                                                                 --------------  ----------
Investments at fair value as determined by quoted market price:
 Mutual funds:
  AIM Equity Funds Inc., Constellation                             $         --   2,926,283
  American Balanced Fund Inc. Income Fund                             1,937,398   1,927,851
  Fidelity Advisor Series II Growth Opportunity Fund Class T          2,980,053   2,109,804
  Intermediate Bond Fund of America                                     709,080     828,240
  Mainstay Funds Equity Index Fund Class A                            3,859,642          --
 LaBarge, Inc. common stock                                           2,373,423   3,644,775
                                                                 --------------  ----------
                                                                     11,859,596  11,436,953
                                                                 --------------  ----------
Investments at fair value:
 Money market accounts -
  Goldman Sachs Financial Square Pop-A Prime Obligations                618,490     947,797
 Loans to participants                                                  698,153     594,675
                                                                 --------------  ----------
                                                                      1,316,643   1,542,472
                                                                 --------------  ----------
                                                                    $13,176,239  12,979,425
                                                                 ==============  ==========

         NET APPRECIATION (DEPRECIATION) IN FAIR VALUE

         During the years ended December 31, 1998 and 1997, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $175,253 and $(758,177), respectively, as follows:

                                                                   DECEMBER 31,
                                                                  1998          1997
                                                             --------------  -----------
Mutual funds:
 AIM Equity Funds Inc., Constellation                              $417,471     202,838
 American Balanced Fund Inc. Income Fund                            148,510     267,915
 Fidelity Advisor Series II Growth Opportunity Fund Class T         527,642     419,608
 Intermediate Bond Fund of America                                    3,610       3,106
 Mainstay Funds Equity Index Fund Class A                           361,566          --
LaBarge, Inc. common stock                                      (1,283,546)  (1,651,644)
                                                             --------------  ----------
                                                                   $175,253    (758,177)
                                                             ==============  ==========

                                                                      Schedule 1

                      LABARGE, INC. EMPLOYEES SAVINGS PLAN
          Item 27(a) - Schedule of Assets Held for Investment Purposes
                               December 31, 1998


                                                                  NUMBER OF
                                                                   SHARES                          CURRENT
                        DESCRIPTION OF INVESTMENTS                OR UNITS            COST          VALUE
-------------------------------------------------------------  ----------------  ----------------  ----------
Money market accounts -
     Goldman Sachs Financial Square Pop-A Prime Obligations             618,490       $   618,490     618,490
Equity Mutual Funds:
     American Balanced Fund Inc. Income Fund                            122,932         1,822,684   1,937,398
     Fidelity Advisor Series II Growth Opportunity Fund                  59,352         2,187,721   2,980,053
     Class T
     Mainstay Funds Equity Index Fund Class A                            97,787         3,464,370   3,859,642
Fixed Income Fund -
     Intermediate Bond Fund of America                                   52,370           708,358     709,080
LaBarge Common Stock Fund -
     LaBarge Inc. common stock*                                         882,970         1,397,108   2,373,423
Loans to participants                                                         -           698,153     698,153
                                                                                 ----------------  ----------
     Total investments                                                                $10,896,884  13,176,239
                                                                                 ================  ==========


* Represents a party-in-interest transaction allowable under ERISA regulations.


See  accompanying independent auditors' report.

                                                                      Schedule 2




                      LABARGE, INC. EMPLOYEES SAVINGS PLAN
                Item 27(d) - Schedule of Reportable Transactions
                          Year ended December 31, 1998


                                                                                                             CURRENT
                                                                                                            VALUE OF
                                                                                                            ASSET ON
     IDENTITY OF                                                          PURCHASE    SELLING     COST     TRANSACTION  NET GAIN OR
    PARTY INVOLVED                    DESCRIPTION OF ASSET                  PRICE      PRICE    OF ASSET      DATE        (LOSS)
----------------------  ------------------------------------------------  ---------  ---------  ---------  -----------  -----------
A.G. Edwards Trust Co.  AIM Equity Funds Inc. Constellation               $ 189,250         --    189,250      189,250           --
A.G. Edwards Trust Co.  AIM Equity Funds Inc. Constellation                      --  3,455,381  2,822,575    3,455,381      632,806
A.G. Edwards Trust Co.  American Balanced Fund Inc. Income Fund             351,613         --    351,613      351,613           --
A.G. Edwards Trust Co.  American Balanced Fund Inc. Income Fund                  --    352,176    314,423      352,176       37,753
A.G. Edwards Trust Co.  Fidelity Advisor Series II Growth Opportunity
                              Fund Class T                                  626,935         --    626,935      626,935           --
A.G. Edwards Trust Co.  Fidelity Advisor Series II Growth Opportunity
                              Fund Class T                                       --    180,383    126,106      180,383       54,277
A.G. Edwards Trust Co.  Goldman Sachs Financial Square Pop A              5,525,732         --  5,525,732    5,525,732           --
A.G. Edwards Trust Co.  Goldman Sachs Financial Square Pop A                     --  5,855,038  5,855,038    5,855,038           --
A.G. Edwards Trust Co.  Mainstay Funds Equity Index Fund Class A          3,953,739         --  3,935,739    3,935,739           --
A.G. Edwards Trust Co.  Mainstay Funds Equity Index Fund Class A                 --    492,297    489,368      492,297        2,929
----------------------  ----------------------------------------          =========  =========  =========  ===========  ===========

See  accompanying independent auditors' report.